CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR WERE OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THE OMITTED PORTIONS, WHICH WERE REPLACED WITH THE FOLLOWING PLACEHOLDER “[****]” IN THE LETTER FILED VIA EDGAR. THE OMITTED PORTIONS HAVE BEEN BRACKETED IN THIS UNREDACTED COPY OF THE LETTTER FOR EASE OF IDENTIFICATION.

ROBERT A. FREEDMAN	June 7, 2012	EMAIL RFREEDMAN@FENWICK.COM Direct Dial (650) 335-7292

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:	Barbara C. Jacobs, Assistant Director

Matthew Crispino, Staff Attorney

Patrick Gilmore, Accounting Branch Chief

David Edgar, Staff Accountant

Re:	ServiceNow, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed on May 24, 2012

File No. 333-180486

Ladies and Gentlemen:

On behalf of ServiceNow, Inc. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated June 4, 2012. The numbered paragraphs below correspond to the numbered comments in that letter; the Staff’s comment is presented in bold italics. In addition to addressing the comments raised by the Staff in its letter, the Company will revise its Registration Statement on Form S-1 (Registration No. 333-180486) originally filed by the Company with the Commission on March 30, 2012, as amended to date, by filing Amendment No. 3 (the “Amendment”) on a future date to update the Company’s disclosures.

CONFIDENTIAL TREATMENT REQUESTED BY SERVICENOW, INC.

SERVICENOW-01

United States Securities and Exchange Commission

June 7, 2012

Because of the commercially sensitive nature of the information contained herein, this submission is accompanied by the Company’s request for confidential treatment of selected portions of this letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83 and the Freedom of Information Act. For the convenience of the Staff, we are providing to the Staff, via overnight courier, copies of this letter.

The Company supplementally advises the Staff that, on June 1, 2012, representatives of Morgan Stanley & Co. LLC, the lead underwriter for the Company’s initial public offering and on behalf of the underwriters, advised the Company that, based on then-current market conditions, they would recommend a preliminary price range of $[****] and $[****] for this offering. This range does not take into account the current lack of liquidity for the Company’s common stock and assumes a successful initial public offering with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company. The Company will set forth a bona fide preliminary price range in a pre-effective amendment to the Registration Statement prior to the distribution of any preliminary prospectus.

Common Stock Valuations, page 66

1. With regard to your May 7, 2012 valuation, you indicate that “the increase in [y]our common stock valuation between March 2012 and April 2012 can be attributed primarily to [y]our continued strong financial performance, [y]our progress made toward a potential IPO, and an increase in the probability of an IPO relative to other exit alternatives.” Please clarify whether the sentence noted above should be referring to the increase in your common stock valuation between April 9, 2012 and May 7, 2012 and revise as necessary.

In response to the Staff’s comment, the Company will revise its disclosure on page 73 of the Registration Statement to change “March 2012 and April 2012” to “April 2012 and May 2012” to clarify that the sentence noted by the Staff above does refer to the increase in common stock valuation between April 9, 2012 and May 7, 2012.

2. We note your response to prior comment 19 in our letter dated April 26, 2012 regarding the increase in the fair value of your common stock from May 7, 2012 to the midpoint of your preliminary price range, as well as your proposed disclosures. Please quantify for us the relative significance of each of the factors you identified as contributing to the increase. Please also address the following:

•

You indicate that the preliminary price range assumes that an IPO has occurred and therefore excludes any marketability or illiquidity discount whereas the fair value of your common stock on May 7, 2012 reflected a risk-adjusted discount rate of 28.1% and a non-marketability discount of 4%. Please clarify whether you removed or lowered the risk-adjusted discount rate from 28.1% and your basis for doing so as well as the impact this had on the fair value of your common stock;

CONFIDENTIAL TREATMENT REQUESTED BY SERVICENOW, INC.

SERVICENOW-02

United States Securities and Exchange Commission

June 7, 2012

•

You indicate that there were differences in the mix and projected time periods utilized by the underwriters in their comparable company analysis compared to the metrics utilized in your valuations. You further indicate that the underwriters “applied various current financial metrics to their projections of the Company’s financial results and the financial results of comparable companies for 2013” without quantifying the weighting applied as you did with the previous valuation approach. Please explain the differences in the two approaches in greater detail and include the weightings applied to the methods used by the underwriters;

•

Please clarify whether the companies you provided that recently completed initial public offerings are considered comparable companies based on the criteria disclosed on page 67. If you believe these companies are comparable companies, please explain why these companies were not included in prior valuations. Additionally, please tell us how you weighted the companies that recently completed initial public offerings and the companies that have pending initial public offerings in your valuation;

•	Please clarify the “various objective and subjective factors in the previous fair value determination” the board of directors considered that were not applicable to the preliminary price range; and

•	Please explain how the purchase of 77,498 shares from former employees in April and May was a significant factor contributing to the increase in the value of your stock.

In response to the Staff’s comment, the factor which had the largest impact on the difference between the Company’s May 7, 2012 valuation of $12.45 per share and the estimated midpoint of the initial public offering (“IPO”) filing range is the underwriters’ use of a different metric to determine their valuation range. The underwriters focused on a multiple of a calendar year 2013 estimate of revenue based on the Company’s projected growth rate assuming the IPO happens today. On the other hand, the Company, in determining its valuation as of May 7, 2012, used the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation as described on pages 65 and 66 of the Registration Statement.

Furthermore, in response to the Staff’s specific questions regarding valuation, the Company supplementally advises the Staff that the Company did not remove or lower the risk-adjusted discount rate from 28.1%, as this was used by the Company in determining the value of common stock as of May 7, 2012. The underwriters, however, in determining the projected price range, did not apply a specific risk-adjusted discount rate as they utilized the valuation technique discussed above, assuming the Company was public.

CONFIDENTIAL TREATMENT REQUESTED BY SERVICENOW, INC.

SERVICENOW-03

United States Securities and Exchange Commission

June 7, 2012

The Company, in preparing its valuation of common stock as of May 7, 2012, applied an analysis which estimated the fair value of the Company’s common stock on both trailing financial data (10% weighting) and, for the comparable companies used in the analysis, one year of projected financial data (80% weighting), and two year projected financial data (10% weighting). The underwriters applied 100% weighting to their estimate of the Company’s 2013 revenue.

The Company did not include any companies that recently completed initial public offerings (for example Splunk, Inc., Jive Software, Inc. and Bazaarvoice, Inc.) as comparable companies in its analysis as they are not enterprise infrastructure software companies that deliver their software as a service. The underwriters included these companies in their analysis for the purpose of looking at their estimated 2013 projected revenue and the implied multiple at which those companies are trading, as such companies, like the Company, are high growth technology companies.

There are various objective and subjective factors that the board of directors of the Company considered in the determination of its previous valuations, including, but not limited to, the basket of comparable companies, the likelihood of an IPO and the date on which the Company would be public, the risk associated with the execution of its financial and business plan and the risk associated with managing its growth. As described above, the underwriters did not apply these same factors in determining their preliminary filing range suggestion.

The purchase of 77,798 shares from former employees in April 2012 and May 2012 did not contribute to the increase in value of the Company’s common stock but rather supported the value of its common stock at $11.00 on April 9, 2012 and $12.45 on May 7, 2012, as determined by the board of directors.

The Company supplementally advises the Staff that in the amendment to the Registration Statement which contains an estimated price range, the Company will include the following disclosure:

“We have determined, after consultation with the underwriters, that our anticipated initial offering price range as reflected in this prospectus is $             to $             per share. As of the date of our stock option grants on May 7, 2012, our board of directors determined the fair value of our common stock to be $12.45 per share. The determination was based upon the objective and subjective factors described above. We believe the difference between the fair value of our common stock on May 7, 2012, as determined by our board of directors, and the anticipated initial offering price range is a result of the following factors:

• the anticipated price range necessarily assumes that the initial public offering has occurred and a public market for our common stock has been created, and therefore excludes any marketability or illiquidity discount for our common stock, which was appropriately taken into account in our board of directors’ fair value determination in and prior to early May 2012; and

CONFIDENTIAL TREATMENT REQUESTED BY SERVICENOW, INC.

SERVICENOW-04

United States Securities and Exchange Commission

June 7, 2012

• the consideration of our growth prospects and recent financial, trading and market statistics of comparable companies and a broader set of software companies, including some that have recently completed their initial public offerings, discussed between us and the underwriters as compared to the more narrow prior analysis applied and comparable companies used by the board of directors.”

In addition to the above comments, Mr. Gilmore of the Staff relayed an additional comment to the Company’s outside counsel, Mr. Robert Freedman of Fenwick & West, LLP, per a telephone conversation.

Mr. Gilmore requested that the Company disclose on page 73 of the Registration Statement the additional compensation expense the Company expects to recognize as a result of the Company’s issuance of options to purchase shares of common stock at an exercise price per share equal to the proposed midpoint of the initial public offering price range.

In response to the Staff’s comment, the Company will disclose the grant of options to purchase 1,286,500 shares of common stock and 31,206 restricted stock units in June 2012 in the Registration Statement and the Company will revise the first sentence of the last paragraph on page 73 of the Registration Statement to include the compensation expense recognized for the additional equity grants.

* * * * * *

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335-7292 or, in his absence, Dawn Belt, Esq. at (650) 335-7830.

Sincerely, FENWICK & WEST LLP /s/ Robert A. Freedman Robert A. Freedman

cc:	Frank Slootman, Chief Executive Officer

Michael P. Scarpelli, Chief Financial Officer

Robert Specker, Esq., General Counsel

Ethan Christensen, Esq., Vice President, Legal

CONFIDENTIAL TREATMENT REQUESTED BY SERVICENOW, INC.

SERVICENOW-05

United States Securities and Exchange Commission

June 7, 2012

ServiceNow, Inc.

Gordon K. Davidson, Esq.

Dawn Belt, Esq.

Fenwick & West LLP

Stephane Berthier

PricewaterhouseCoopers LLP

Eric Jensen, Esq.

John McKenna, Esq.

Cooley LLP

CONFIDENTIAL TREATMENT REQUESTED BY SERVICENOW, INC.

SERVICENOW-06